Exhibit 99.1

YM BIOSCIENCES RESPONDS TO BBM ANNOUNCEMENT

MISSISSAUGA, Canada - November 13, 2008 - YM BioSciences Inc. (NYSE Alternext US:YMI, TSX:YM, AIM:YMBA), an oncology company that identifies, develops and commercializes differentiated products for patients worldwide, today announced that an unsolicited proposal has reportedly been made to acquire the Company at a price of approximately US$0.50 per share or approximately US$29 million.

“We do not believe that an offer at this price would appropriately value the Company’s assets,” said David Allan, Chairman and CEO of YM BioSciences. “However, as a matter of its fiduciary responsibility to shareholders, the Board will review and consider any formal offers it receives.”

In addition to net cash of more than CDN $52 million at September 30, 2008, YM BioSciences owns outright the rights to AeroLEF, a unique approach to the delivery of fentanyl for the treatment of patients with acute pain which is being prepared for late stage trials.  The Company is also the licensee for the highly differentiated EGFR-targeting drug, nimotuzumab, for most of the major market territories including Japan, Europe and North America. Nimotuzumab is currently undergoing a YM sponsored trial in pediatric glioma in Canada and the US, while being advanced in several Phase III trials by YM’s licensees and other companies advancing the drug internationally. Nimotuzumab is already approved for sale in a number of countries. YM believes it has sufficient cash resources to materially further advance nimotuzumab over the next 24 months in addition to the development of the drug internationally.

As at September 30, 2008 the Company had 58,216,309 common shares outstanding, of which 2,380,953 common shares are held in escrow to be released contingent upon the completion of certain milestones.

About YM BioSciences
YM BioSciences Inc. is a company that identifies, develops and commercializes differentiated products principally in the area of oncology for patients worldwide.  The Company is developing nimotuzumab, a humanized monoclonal antibody, and AeroLEF®, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl. Nimotuzumab is in development targeting multiple tumour types in combination with radiation, chemoradiation and chemotherapy. The drug, which is approved for marketing in eight countries, is significantly differentiated from all other currently marketed EGFR-targeting agents because of a remarkably benign side-effect profile. In approximately 3,000 patients treated worldwide, to date, no Grade III/IV rash has been reported and reports of any of the other side-effects that are typical of EGFR-targeting molecules have been rare. AeroLEF® is in development for the treatment of moderate to severe pain, including cancer pain. The product completed a randomized trial in 2007 and is being prepared for late-stage development internationally.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that AeroLEF® will continue to generate positive efficacy and safety data in future clinical trials; and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:

Thomas Fechtner, the Trout Group LLC	James Smith, the Equicom Group Inc.
Tel. +1-646-378-2931	Tel. +1-416-815-0700 x 229
Email: tfechtner@troutgroup.com	Email: jsmith@equicomgroup.com

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